Mail Stop 3561

August 3, 2007

Mr. Donald J. Radkoski
 Chief Financial Officer
BOB EVANS FARMS, INC.
3776 South High Street
Columbus, Ohio 43207

> **Re:** **Bob Evans Farms, Inc.**
> **Form 10-K for the year ended April 27, 2007**
> **Filed June 26, 2007**
> **File No. 0-01667**

Dear Mr. Radkoski:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 10-K (Fiscal Year April 27, 2007)

2007 Annual Report to Stockholders
(As incorporated by reference)

Management's Discussion and Analysis

Special Items, page 38

1.   Reference is made to the table reflecting "consolidated and segment results excluding special items" and also to the narrative discussion whereby you disclose financial results excluding special items, for example, "consolidated sales excluding special items." These disclosures represent non-GAAP measures and do not comply with the guidance in Item 10(e)(1)(ii) of Regulation S-K. We suggest you revise the table to include the special items and also revise the narrative to discuss the significant impact (i.e., amount or percentage) of the special item(s) to the related income statement line item. Similar to the table included at Note I to your audited financial statements, you may also choose to provide a tabular presentation that includes each of the significant individual special items, by fiscal year, to enhance the narrative discussion. In this regard, all references to, for example, "consolidated sales excluding special items" would be deleted and replaced with a discussion as to the impact of that special item to your results of operations. We also refer you to Question No. 8 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," issued June 13, 2003.

2.   Further, your detailed narrative discussion of results of operations, by income statement line item, should be revised to delete these non-GAAP measures and instead to discuss the impact the special item had on the particular income statement line item. For example, under the paragraph discussion of SG&A expenses on page 42, you report what SG&A expenses would have been "excluding" the special items. Please revise.

Restaurant Segment Overview, page 39

3.   See the last sentence of the fourth paragraph. Please revise to disclose the impact of the special items to operating income. In this regard, only disclose the amount or percentage of the special items that have affected your operating income. Also, make similar revisions to the applicable disclosure under the heading "Food Products Segment Overview."

Depreciation and Amortization, and Taxes, page 42

4.   After your discussion of depreciation and amortization, and before your discussion of taxes, please provide a discussion of the income statement line item "net interest expense," and separately discuss the amount of gross interest expense and gross interest income. In your discussion of gross interest expense, include a discussion of your borrowing levels and the effect of changes in interest rates.

Critical Accounting Policies, page 45

5.   Please expand your "property, plant and equipment" disclosures to indicate how you
        evaluate or your individual restaurants for impairment testing. In this regard, discuss
        how your restaurants are grouped or individually assessed in testing for impairment of
        long-lived tangible assets. It is unclear whether the restaurants are individually analyzed
        or grouped together in some manner.

********

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
        Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Closing

       You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

       Sincerely,

       David R. Humphrey
       Branch Chief